(313) 465-7000 Fax: (313) 465-8000 www.honigman.com

October 8, 2014

Via EDGAR and Overnight Courier

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C.  20549

Attention:	Ibolya Ignat
Lisa Vanjoske
Christina De Rosa
Daniel Greenspan
Jeffrey P. Riedler

Re:	Diplomat Pharmacy, Inc.
Amendments No. 4 and 5 to
Registration Statement on Form S-1
Filed September 29, 2014 and October 3, 2014
File No. 333-197224

Ladies and Gentlemen:

On behalf of our client, Diplomat Pharmacy, Inc. (the “Company” or “Diplomat”), we submit this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated October 7, 2014, relating to the above referenced Amendments No. 4 and 5 to Registration Statement on Form S-1 filed on September 29, 2014 and October 3, 2014, respectively.

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed such comment with the Company’s response.

General

1.              Please tell us precisely when you expect to record the stock split effected as a stock dividend of 8,500 shares for each share of your common stock and when you plan to reflect the split in the financial statements.

The Company advises the Staff that it will record the stock split effected as a stock dividend as of the completion date of the offering — after the date the Form S-1 registration statement is declared effective.  In accordance with SAB Topic 4C, the stock split will be reflected on a retroactive basis for the first time in the Company’s financial statements to be included in its Quarterly Report on Form 10-Q for the period ended September 30, 2014.

Please direct any questions regarding the Company’s response to me at (313) 465-7316 or mben@honigman.com.

Sincerely,

/s/ Michael Ben

Michael Ben
Honigman Miller Schwartz and Cohn LLP

cc:	Philip Hagerman, Diplomat Pharmacy, Inc.
Sean Whelan, Diplomat Pharmacy, Inc.
Ryan Ruzziconi, Diplomat Pharmacy, Inc.
William J. Whelan, Cravath, Swaine & Moore LLP